Filed by Frontline Ltd. Commission File No. 001-16601 Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Frontline 2012 Ltd.

FRO - Termination of charter-in contracts of Front Glory
Frontline Ltd. ("Frontline" or the "Company") has agreed with Ship Finance International Limited ("Ship Finance") to terminate the long term charter for the 1995 built Suezmax tanker Front Glory. Ship Finance has simultaneously sold the vessel to an unrelated third party. The charter with Ship Finance is expected to terminate at the end of the third quarter of 2015.
Frontline will receive a compensation payment of approximately $2.2 million from Ship Finance for the termination of the current charter.
Following this termination, the number of vessels on charter from Ship Finance will be reduced to 16 vessels, including 12 VLCCs and four Suezmax tankers.
August 5, 2015
The Board of Directors
Frontline Ltd.
 Hamilton, Bermuda
Questions should be directed to:
Robert Hvide Macleod: CEO, Frontline Management AS
+47 23 11 40 84

Inger M. Klemp: CFO, Frontline Management AS
+47 23 11 40 00

Forward Looking Statements
 This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.
This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.
Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Frontline and Frontline 2012, Frontline will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Frontline on Form F-4 that will include a joint proxy statement of Frontline 2012 and Frontline that also constitutes a prospectus of Frontline, and the joint proxy statement/prospectus will be mailed to shareholders of Frontline 2012 and Frontline. INVESTORS AND SECURITY HOLDERS OF FRONTLINE 2012 AND FRONTLINE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Frontline through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Frontline will be available free of charge on Frontline's website at http://www.frontline.bm.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.